UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 1)*

                                 Santarus, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    802817304
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (SBIC), LLC
          13-337-6808
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Citizenship or Place of           Delaware
          Organization
--------------------------------------------------------------------------------
  Number of Shares      5.     Sole Voting        2,475,858 (includes options to
  Beneficially                 Power              purchase 75,652 Shares)
  Owned by Each         --------------------------------------------------------
  Reporting Person      6.     Shared Voting
  With:                        Power
                        --------------------------------------------------------
                        7.     Sole Dispositive   2,475,858 (includes options to
                               Power               purchase 75,652 Shares)
                        --------------------------------------------------------
                        8.     Shared Dispositive
                               Power
--------------------------------------------------------------------------------
  9.       Aggregate Amount Beneficially Owned by      2,475,858 (includes
           Each Reporting Person                       options to purchase
                                                       75,652 Shares)
--------------------------------------------------------------------------------
 10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
 11.      Percent of Class Represented by Amount in Row (9)
                                                                            5.6%
--------------------------------------------------------------------------------
 12.      Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

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                                  Page 2 of 15

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners Global Investors (Selldown), L.P.
          56-2489868
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Citizenship or Place of            Delaware
          Organization
--------------------------------------------------------------------------------
  Number of Shares      5.     Sole Voting        151,982 Shares of Common Stock
  Beneficially                 Power
  Owned by Each         --------------------------------------------------------
  Reporting Person      6.     Shared Voting
  With:                        Power
                        --------------------------------------------------------
                        7.     Sole Dispositive   151,982 Shares of Common Stock
                               Power
                        --------------------------------------------------------
                        8.     Shared Dispositive
                               Power
--------------------------------------------------------------------------------
  9.      Aggregate Amount Beneficially Owned by
          Each Reporting Person                  151,982 Shares of Common Stock
--------------------------------------------------------------------------------
 10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
 11.      Percent of Class Represented by Amount in Row (9)
                                                                            .3%
--------------------------------------------------------------------------------
 12.      Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                  Page 3 of 15

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners Global Investors (SBIC), L.P.
          13-4197054
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Citizenship or Place of            Delaware
          Organization
--------------------------------------------------------------------------------
  Number of Shares      5.     Sole Voting        241,479 Shares of Common Stock
  Beneficially                 Power
  Owned by Each         --------------------------------------------------------
  Reporting Person      6.     Shared Voting
  With:                        Power
                        --------------------------------------------------------
                        7.     Sole Dispositive   241,479 Shares of Common Stock
                               Power
                        --------------------------------------------------------
                        8.     Shared Dispositive
                               Power
--------------------------------------------------------------------------------
           Aggregate Amount Beneficially Owned by
 9.        Each Reporting Person                  241,479 Shares of Common Stock
--------------------------------------------------------------------------------
          Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 10.      (See Instructions)
--------------------------------------------------------------------------------
           Percent of Class Represented by Amount in Row
 11.       (9)                                               .6%
--------------------------------------------------------------------------------
 12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                                  Page 4 of 15

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:

            Santarus, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            10590 West Ocean Air Dr., Suite 200
            San Diego, CA 92130

Item 2.

      (a)   Name of Person Filing:

            J.P. Morgan Partners (SBIC), LLC ("JPMP SBIC")

            J.P. Morgan Partners Global Investors (Selldown), L.P. ("JPMP Selldown")

            J.P. Morgan Partners Global Investors (SBIC), LLC ("Global SBIC")

      Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

      (e)   CUSIP Number:

            802817304

Item 3. If this statement is filed pursuant to ss. ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned:

            JPMP SBIC: 2,475,858 (includes options to purchase 75,652 shares)

            JPMP Selldown: 151,982

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

            Global SBIC: 241,479

      (b)   Percent of Class:

            JPMP SBIC: 5.6% (as of December 31, 2005)

            JPMP Selldown: .3% (as of December 31, 2005)

            Global SBIC: .6% (as of December 31, 2005)

      (c)   Number of shares as to which such person has:

            (i) JPMP SBIC: 2,475,858 (includes options to purchase 75,652 shares) JPMP Selldown: 151,982 Global SBIC: 241,479

            (ii)  Not applicable.

            (iii) JPMP SBIC: 2,475,858 (includes options to purchase 75,652 shares) JPMP Selldown: 151,982 Global SBIC: 241,479

            (iv)  Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2006

                                        J.P. MORGAN PARTNERS (SBIC), LLC

                                        By: /s/ Jeffrey C. Walker
                                           -------------------------------------
                                           Name:  Jeffrey C. Walker
                                           Title:    President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (SELLDOWN), L.P.

                                        By:  JPMP Global Investors, L.P., its
                                             general partner

                                        By:  JPMP capital Corp., its general
                                             partner

                                        By: /s/ Jeffrey C. Walker
                                           -------------------------------------
                                           Name:  Jeffrey C. Walker
                                           Title:    President

                                        J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                        (SBIC), LLC

                                        By: /s/ Jeffrey C. Walker
                                           -------------------------------------
                                           Name:  Jeffrey C. Walker
                                           Title:    President

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

Item 2. Identity and Background.

      This statement is being filed by J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New
York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

      JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. As the sole member of JPMP (SBIC), JPMP (BHCA) may be deemed to beneficially own the shares held by JPMP (SBIC). The general partner of JPMP
(BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As the general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (SBIC). This statement is also being filed by J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware limited partnership ("JPMP Selldown"), whose principal place of business is located at the same address as JPMP SBIC. JPMP Selldown is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP Selldown is J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Investors"), whose principal place of business is located at the same address as JPMP SBIC. JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of JPMP Selldown. As general partner of JPMP Selldown, JPMP Investors may be deemed to beneficially own the shares held by JPMP Selldown.

      The general partner of each of JPMP Master Fund and JPMP Investors, L.P. is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP SBIC and JPMP Selldown.

      This statement is also being filed by J.P. Morgan Partners Global Investors (SBIC), L.P., a Delaware limited liability company ("Global SBIC"), whose principal place of business is located at the same address as JPMP SBIC. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Global SBIC.

      JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

                                  EXHIBIT 2(b)

                             JOINT FILING AGREEMENT

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14th day of February, 2006.

                                        J.P. MORGAN PARTNERS (SBIC), LLC

                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title:    President

                                        J.P. MORGAN PARTNERS GLOBAL
                                        INVESTORS (SELLDOWN), L.P.

                                        By:  JPMP Global Investors, L.P.,
                                            its General Partner

                                        By:  JPMP Capital Corp.,
                                            its General Partner

                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title:    President

                                        J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                        (SBIC), LLC

                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title:    President

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC
                        --------------------------------

                              Executive Officers(1)
                              ---------------------

President                                              Jeffrey C. Walker*
Chief Investment Officer                               Arnold L. Chavkin*
Managing Director                                      Srinivas Akkaraju*
Managing Director                                      Christopher Albinson*
Managing Director                                      Dr. Dana Beth Ardi*
Managing Director                                      Christopher C. Behrens*
Managing Director                                      John Breckenridge*
Managing Director                                      Julie Casella-Esposito*
Managing Director                                      Rodney A. Ferguson*
Managing Director                                      Michael R. Hannon*
Managing Director                                      Matthew Lori*
Managing Director                                      Jonathan R. Lynch*
Managing Director                                      Stephen McKenna*
Managing Director                                      Sunil Mishra*
Managing Director                                      Stephen P. Murray*
Managing Director                                      Kevin O'Brien*
Managing Director                                      Timothy Purcell*
Managing Director                                      John Reardon*
Managing Director                                      Faith Rosenfeld*
Managing Director                                      Shahan D. Soghikian*
Managing Director                                      William Stuek*
Managing Director                                      Lauren Tyler*
Managing Director                                      Timothy J. Walsh*
Managing Director                                      Richard D. Waters, Jr. *
Managing Director                                      Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------
                               Jeffrey C. Walker*

-------------------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.
                               ------------------

                             Executive Officers(1)
                             ---------------------

Chief Executive Officer                               William B. Harrison**
President                                             Jeffrey C. Walker*
Chief Investment Officer                              Arnold L. Chavkin*
Managing Director                                     Srinivas Akkaraju*
Managing Director                                     Christopher Albinson*
Managing Director                                     Dr. Dana Beth Ardi*
Managing Director                                     Christopher C. Behrens*
Managing Director                                     John Breckenridge*
Managing Director                                     Julie Casella-Esposito*
Managing Director                                     Rodney A. Ferguson*
Managing Director                                     Michael R. Hannon*
Managing Director                                     Matthew Lori*
Managing Director                                     Jonathan R. Lynch*
Managing Director                                     Sunil Mishra*
Managing Director                                     Stephen P. Murray*
Managing Director                                     John Reardon*
Managing Director                                     Faith Rosenfeld*
Managing Director                                     Shahan D. Soghikian*
Managing Director                                     William Stuek*
Managing Director                                     Timothy J. Walsh*
Managing Director                                     Richard D. Waters, Jr. *
Managing Director                                     Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------
                              William B. Harrison**
                               Jeffrey C. Walker*

-------------------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

                                                                      SCHEDULE C

                J.P. MORGAN PARTNERS GLOBAL INVESTORS (SBIC), LLC
                -------------------------------------------------

                              Executive Officers(1)
                              ---------------------

President                                           Jeffrey C. Walker*
Chief Investment Officer                            Arnold L. Chavkin*
Managing Director                                   Srinivas Akkaraju*
Managing Director                                   Christopher Albinson*
Managing Director                                   Dr. Dana Beth Ardi*
Managing Director                                   Christopher C. Behrens*
Managing Director                                   John Breckenridge*
Managing Director                                   Julie Casella-Esposito*
Managing Director                                   Rodney A. Ferguson*
Managing Director                                   Michael R. Hannon*
Managing Director                                   Matthew Lori*
Managing Director                                   Jonathan R. Lynch*
Managing Director                                   Stephen McKenna*
Managing Director                                   Sunil Mishra*
Managing Director                                   Stephen P. Murray*
Managing Director                                   Kevin O'Brien*
Managing Director                                   Timothy Purcell*
Managing Director                                   John Reardon*
Managing Director                                   Faith Rosenfeld*
Managing Director                                   Shahan D. Soghikian*
Managing Director                                   William Stuek*
Managing Director                                   Lauren Tyler*
Managing Director                                   Timothy J. Walsh*
Managing Director                                   Richard D. Waters, Jr. *
Managing Director                                   Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------
                               Jeffrey C. Walker*

-------------------------------

(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

                                                                      SCHEDULE D

                              JPMORGAN CHASE & CO.

                              Executive Officers(1)

Chairman of the Board                             William B. Harrison Jr.*
President and Chief Executive Officer             James Dimon*
Chief Information Officer                         Austin A. Adams*
Co-CEO, Investment Bank                           Steven D. Black*
Chief Executive Officer and Executive             Richard J. Srednicki*
  Vice President, Card Services
Chief Financial Officer                           Michael J. Cavanagh*
Chief Administrative Officer                      Frank Bisignano *
Director of Human Resources                       John F. Bradley*
Co-General Counsel                                Joan Guggenheimer*
Chief Investment Officer                          Ina R. Drew *
Head, Commercial Banking                          Samuel Todd Maclin*
Head, Strategy                                    Jay Mandelbaum*
Co-General Counsel                                William H. McDavid*
Treasury & Securities Services                    Heidi Miller*
Head, Retail Financial Services                   Charles W. Scharf*
Head, Asset & Wealth Management                   James E. Staley*
Chief Risk Officer                                Don M. Wilson III*
MD & Co-CEO, Investment Bank                      William T. Winters*

--------------------------------
1.    Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

                                  Directors(1)

 Name                                   Principal Occupation or Employment;
                                        Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer                       Retired Chairman of the Board and
                                        Chief Executive Officer
                                        Deere & Company
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs                          Former Chairman and CEO
                                        TIAA - CREF
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                    Retired Chairman of the Board
                                        Honeywell International Inc.
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke                       President
                                        Comcast Cable Communications, Inc.
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                          President
                                        Henry Crown and Company
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                             President and Chief Executive Officer
                                        JPMorgan Chase & Co.
                                        270 Park Avenue, 8th Floor
                                        New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                         President and Trustee
                                        American Museum of Natural History
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------

---------------------------------
(1)   Each of whom is a United States citizen.

                                  SCHEDULE 13G

Issuer: Santarus, Inc.                                      CUSIP No.: 802817304
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 William H. Gray, III                   Retired President and
                                        Chief Executive Officer
                                        The College Fund/UNCF
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 William B. Harrison, Jr.               Chairman of the Board
                                        JPMorgan Chase & Co.
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.                  Chairman and Chief Executive Officer
                                        Clear Creek Properties, Inc.
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond                         Chairman of the Board and
                                        Chief Executive Officer
                                        Exxon Mobil Corporation
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler                        Owner
                                        John W. Kessler Company
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp                         Senior Advisor
                                        JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian                   Chairman and Chief Executive Officer
                                        Masco Corporation
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak                         Chairman and Chief Executive Officer
                                        Yum! Brands, Inc.
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------
 William C. Weldon                      Chairman and Chief Executive Officer
                                        Johnson & Johnson
                                        c/o JPMorgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
--------------------------------------------------------------------------------